EXHIBIT (a)(15)

FOR IMMEDIATE RELEASE                                       June 15, 1998


                                ARCO EXTENDS
                   TENDER OFFER FOR UNION TEXAS PETROLEUM
                              STOCK TO JUNE 15

          LOS ANGELES --ARCO (NYSE:ARC) announced today that its tender offer for all outstanding shares of Union Texas Petroleum Holdings, Inc.'s common stock has been extended until 5:00 p.m., Eastern Daylight Time, on Monday, June 15, 1998, unless further extended in accordance with the terms of the tender offer.

          The tender offer was previously scheduled to expire at 5:00 p.m., Eastern Standard Time, on Friday, June 12, 1998.

          The tender offer is conditioned, among other things, upon any waiting or other period under the European Community merger regulations applicable to the tender offer or to the exercise by ARCO of full ownership and voting rights with respect to the shares to be acquired having expired or been terminated.

          The waiting period under the EC merger regulations will expire at 12:00 midnight, Brussels time, on Thursday, June 18, 1998, unless extended or shortened in accordance with the EC merger regulations. The European Commission may notify ARCO prior to that time that the tender offer and the merger are consistent with the EC Merger regulations and can be consummated.

          The depositary for the offer, First Chicago Trust Company of New York, has advised ARCO that approximately 84.78 million shares have been tendered and not withdrawn as of the close of business on Friday, June 12, 1998. As of March 31, 1998, Union Texas had approximately 85.25 million shares outstanding.

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ARCO's site at http://www.arco.com/ on the Web.

Contact: Media: Tom Goff, (213) 486-2456 or Investors: Dennis Schiffel, 213-486-1511, both of ARCO